EXHIBIT 99.1

NANOBIOTIX Announces Expiration of HSR Waiting Period Regarding the Agreement for Worldwide Co-Development and Commercialization of Potential First-in-Class Radioenhancer NBTXR3

PARIS and CAMBRIDGE, Mass., Aug. 15, 2023 (GLOBE NEWSWIRE) -- NANOBIOTIX (Euronext: NANO –– NASDAQ: NBTX – the ‘‘Company’’), a late-clinical stage biotechnology company pioneering physics-based approaches to expand treatment possibilities for patients with cancer, announced today the expiration of the waiting period under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976 for its previously announced (July 10, 2023) global licensing, co-development, and commercialization agreement with Janssen Pharmaceutica NV (“Janssen”), one of the Janssen Pharmaceutical Companies of Johnson & Johnson, for the investigational, potential first-in-class radioenhancer NBTXR3.

With the expiration of the HSR waiting period, the transaction has become effective, and as such, Nanobiotix is eligible to receive payment of the $30 million upfront cash licensing fee.

About NANOBIOTIX

Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The Company’s philosophy is rooted in the concept of pushing past the boundaries of what is known to expand possibilities for human life.

Incorporated in 2003, Nanobiotix is headquartered in Paris, France. The Company also has subsidiaries in Cambridge, Massachusetts (United States), France, Spain, and Germany. Nanobiotix has been listed on Euronext Paris since 2012 and on the Nasdaq Global Select Market in New York City since December 2020.

Nanobiotix is the owner of more than 20 umbrella patents associated with three (3) nanotechnology platforms with applications in 1) oncology; 2) bioavailability and biodistribution; and 3) disorders of the central nervous system. The Company's resources are primarily devoted to the development of its lead product candidate–NBTXR3—which is the product of its proprietary oncology platform and has already achieved market authorization in Europe for the treatment of patients with soft tissue sarcoma under the brand name Hensify®.

For more information about Nanobiotix, visit us at www.nanobiotix.com or follow us on LinkedIn and Twitter.

Cautionary Statement

This press release contains certain “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “additional”, “aim”, “continue”, “could”, “drive”, “enable”, “expect”, “further”, “look forward”, “may”, “ongoing”, “potential”, “promise”, “realize”, “subject to”, “success-based”, “up to”, “will”, and “would” or the negative of these and similar expressions. These forward-looking statements, which are based on the management’s current expectations and assumptions and on information currently available to management, include statements about the overall development of NBTXR3, including the timing and progress of clinical trials; the development of NBTXR3 pursuant to the license agreement with Janssen (the “Agreement”) and the potential payments for which Nanobiotix is eligible under the Agreement; the potential for, and possible size of, the proposed equity investment by JJDC; and the financial position of Nanobiotix. Such forward-looking statements are made in light of information currently available to us and based on assumptions that Nanobiotix considers to be reasonable. However, these forward-looking statements are subject to numerous risks and uncertainties; the risks arising from Nanobiotix’s reliance on Janssen to conduct development and commercialization activities with respect to NBTXR3, including the potential for disagreements or disputes under the Agreement; the risk that Janssen may exercise its discretion in a manner that limits the resources contributed toward the development of NBTXR3 under the Agreement or may exercise its faculty to terminate without cause the Agreement; the risk that subsequent studies and ongoing or future clinical trials may not generate favorable data; and the risk that the Company may not be able to secure additional capital on attractive terms, if at all. Furthermore, many other important risks factors and uncertainties, including those described in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on April 24, 2023 under “Item 3.D. Risk Factors” and those set forth in the universal registration document of Nanobiotix filed with the French Financial Markets Authority (Autorité des Marchés Financiers – the AMF) on April 24,2023, (copies of which are available on www.nanobiotix.com), may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

Contacts

Nanobiotix
Communications Department Brandon Owens VP, Communications +1 (617) 852-4835 contact@nanobiotix.com	Investor Relations Department Craig West SVP, Investor Relations +1 (617) 583-0211 investors@nanobiotix.com
Media Relations
FR –Ulysse Communication Pierre-Louis Germain + 33 (0) 6 64 79 97 51 plgermain@ulysse-communication.com	Global –LifeSci Advisors Ligia Vela-Reid +44 (0) 7413825310 Lvela-reid@lifesciadvisors.com

Attachment

  2023-08-15 -- NBTX -- HSR Expires - Janssen Agreement in Full Effect -- FINAL (https://ml.globenewswire.com/Resource/Download/94606cfc-e6c6-4d79-a64b-85694ed0b020)